FORM U.S. SECURITIES AND EXCHANGE COMMISSION 4 Washington, D.C. 20549 OMB APPROVAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OMB
Number:3235-0287 Expires:April 30, 1997
Filed pursuant to Section 16(a) of the Securities
Exchange Estimated average burdenhours per response0.5 Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
30(f) of the Investment Company Act
of 1990

? Check this box if no longer subject to Section 16.
 Form 4 or Form 5 obligations may
Continue. See Instructions 1(b)

1. Name and Address of 2. Issuer Name and Ticker or Trading Symbol6. Relationship of
Reporting Reporting Person Orbit International Corp.
 (Nasdaq: "ORBT")Person to Issuer
(Check all applicable) X Director Karcinell Bernard 10%
Owner Officer (give Other (specify
title below) below)

(Last) 3. IRS 4. Statement for 7. Individual or Joint/Group
 Filing (Check applicable line) (First)
Number of Month/Year X Form filed by (Middle) Reporting
Person (Voluntary)June 2002one
Reporting Person 3015 South Ocean Blvd. Form filed by more
 than one Reporting Person
(Street) 5. If Amendment, Date of Original (Month/Year) Highland
 Beach Florida 33487 (City)
(State) (Zip)

TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
BENEFICIALLY OWNED

1. Title of Security 2. Trans- action Date (Month/ Day/ Year)
3. Transaction Code4. Securities
5. Amount of Securities Beneficially Owned at End of
6. Owner- ship Form: Direct 7. Nature
(Instr. 3) (Instr. 8)Acquired Month (D) or of Indirect Beneficial
 Owner- (A) or Disposed of
(D)(Instr. 3, 4 and 5) Indirect (I) ship (Instr. 3 (Instr. 4) (Instr. 4) and 4)

Code (1) V Amount(A) or(D) (1) Price
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. FORM 4 (CONTINUED) TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS,
OPTIONS, CONVERTIBLE SECURITIES)
1. Title of 2. 3. Trans-action4. Transac-tion5. 6. Date
 7. Title and 8. Priceof9. Numberof
DerivativeSecuritiesBeneficiallyOwned10. Owner-ship
 Derivative Security Conversion
orExercisePrice ofDerivativeSecurityDateCodeNumber ofExercisable andExpiration Date(Month/Day/Amount of at End Form 11. Na-tureof
In-directBene-ficialOwn-ership (Instr.
3) (Month/ Day/(Instr.8) Year) Derivative Securityof of(Instr. Year) Derivative SecuritiesAcquired Underlying Securities (Instr. (Instr. 5)
Month DerivativeSecurity: 4) (A) or 3
and 4) Direct (D) or (1) Disposed (Instr. 4) of (D) Indirect (I)
Instr. (Instr. 4) 3, 4, and 5)

Date Exer-Expira-tion Title cisable Date Amount or Number ofShares

CodeV (A) (D) Options to Purchase CommonStock, par value $.10 $4.70June 28, 2002 A V
(A)June 28, 2003June 28, 2012Common 333 2,332 (D) Stock
Explanation of Responses: (1) In June 2002, Bernard Karcinel
 was granted options to
purchase 333 shares of Common Stock of the Issuer pursuant
 to the Issuer's 1995 Employee
Stock Option Plan. ** Intentional misstatements or omissions of facts constitute Federal
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff
(a). /s/ Bernard Karcinell July 9,
2002 Signature Date Note: File three copies of this Form,
one of which must be manually
signed. If space provided is insufficient, see Instruction 6 for procedure. S:\dlb\Orbit Int.
Corp\Form 4\Form 4(June) - Sunshine - sale of 26,000 5-02.rtf